September 4, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kamyar Daneshvar

Re:	Wisdom Homes of America, Inc.
Preliminary Information Statement on Schedule 14C
File No. 000-51225

Dear Mr. Daneshvar:

On behalf of Wisdom Homes of America, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated September 3, 2015, regarding the above-listed Preliminary Information Statement on Schedule 14C for the Company. We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

1. It appears that you have filed your information statement on Schedule 14C prior to receiving the requisite written consent of holders of a majority of your outstanding common stock. We note, for example, that you have left the date of action by written consent of stockholders blank on pages 2, 3, 4, and 6. We also note on page 4 that you have left blank the percentage of outstanding voting stock held by the consenting stockholders. One purpose of an information statement on Schedule 14C is to provide a company’s stockholders of notice of certain actions that have already been taken by written consent of the holders of a majority of a company’s outstanding stock. The filing of a preliminary information statement on Schedule 14C in advance of the company obtaining the requisite written consent of holders of a majority of your outstanding common stock appears inappropriate. Further, an information statement on Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. It is clear from the disclosure in the information statement and conversations with your counsel that the company intends to solicit shareholders. This requires providing shareholders a proxy statement as well as the filing of a preliminary proxy. Please refer to Rules 14a-2 and 14a-3 of Regulation 14A.

 The Preliminary Information statement was filed before the record date, and before the shareholders representing the requisite majority of voting shares had signed the written consent, purely for administrative reasons. As you know, Broadridge and other vendors to the street-name shareholders require at least 3 business days advance notice before the record date so that they have time to survey their holders. The issuer was made aware of the actions taken by a majority of its shareholders prior to August 21, and simply filed the Preliminary Information Statement as quickly as possible to accommodate their pending corporate action.

Today, the issuer filed a Revised Preliminary Information Statement on Schedule 14C with all of the blanks, except for future dates that are yet unknown, completed. This Revised Information Statement correctly and accurately reflects the approval that was provided to the issuer by the majority shareholders.

There was never a solicitation of shareholders. Six (6) shareholders executed the majority written consent as of August 25, 2015. Of those, two (2) were directors, two (2) were employees, one (1) was legal counsel, and one (1) was the issuer’s outside accountant. All parties work for the issuer and are very familiar with its operations. No “outside” shareholders were contacted or consented. The shareholders agreed on the action and subsequently informed the issuer.

Further, Rule 14a-2(b)(2) provides an exception from solicitation made “otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.” As stated above, the majority shareholder approval was obtained by a small number of shareholders, who informed the issuer of their intention to take corporate action prior to August 21, 2015, but because of administrative reasons felt like they couldn’t take action until a record date had been set. This was NOT a solicitation by the issuer, it was an exempt solicitation by the small group of shareholders who had the issuer’s cooperation.

Kamyar Daneshvar

United States Securities and Exchange Commission

September 4, 2015

2. Your information statement on Schedule 14C was filed on August 21, 2015. The information contained in your beneficial ownership table on page 9 is “as of August 25, 2015. . . .” Please advise.

See response to comment #1, above. This was updated in the Revised Preliminary Information Statement on Schedule 14C.

3. Footnote (2) to the beneficial ownership table on page 9 indicates that the ownership percentages are based on “74,096,579 shares of Common Stock issued and outstanding,” presumably as of August 25, 2015 as indicated in the first paragraph to the beneficial ownership table on page 9. Please explain your certainty as to the number of shares as of August 25, 2015 as disclosed in the beneficial ownership table on the one hand, and the blank spaces on pages 4 and 7 discussing the number of shares outstanding as of August 25, 2015, on the other hand.

See response to comment #1, above. This was updated in the Revised Preliminary Information Statement on Schedule 14C.

Very truly yours,

Brian A. Lebrecht